UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

PENWEST PHARMACEUTICALS CO.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

709754105
(CUSIP Number)

March 11, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  709754105

1	NAME OF REPORTING PERSON: I.R.S. Identification Nos. of above persons (entities only):
WS Capital, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED	5	SOLE VOTING POWER:	0*
BY EACH REPORTING PERSON	6	SHARED VOTING POWER:	1,392,020*
	7	SOLE DISPOSITIVE POWER:	0*
	8	SHARED DISPOSITIVE POWER:	1,392,020*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,392,020*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.4%*

12	TYPE OF REPORTING PERSON HC/OO

* Based on information set forth on the Form 10-K of Penwest Pharmaceuticals Co. (the “Company”) as filed with the Securities and Exchange Commission on March 17, 2008, there were 31,621,039 shares of the Company’s common stock, par value $0.001 per share (the “Shares”), issued and outstanding as of March 11, 2008. As of March 11, 2008 (the “Reporting Date”), Walker Smith Capital, L.P. (“WSC”), Walker Smith Capital (Q.P.), L.P. (“WSCQP”), Walker Smith International Fund, Ltd. (“WS International”) and HHMI Investments, L.P. (“HHMI” and collectively with WSC, WSCQP and WS International, the “WS Funds”) owned in the aggregate (i) 1,392,020 Shares, and (ii) warrants to purchase 696,010 Shares. WS Capital Management, L.P. (“WSC Management”) is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International, and the investment manager for HHMI. WS Capital, L.L.C. (“WS Capital”) is the general partner of WSC Management. Reid S. Walker and G. Stacy Smith are principals of WS Capital. As a result, WSC Management, WS Capital, and Messrs. Reid S. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WS Funds. In addition, as of the Reporting Date, WS Opportunity Fund, L.P. (“WSO”), WS Opportunity Fund (Q.P.), L.P. (“WSOQP”), and WS Opportunity Fund International, Ltd. (“WSO International” and collectively with WSO and WSOQP, the “WSO Funds”) owned in the aggregate (i) 230,041 Shares and (ii) warrants to purchase 115,021 Shares. WS Ventures Management, L.P. (“WSVM”) is the general partner of WSO and WSOQP and the agent and attorney-in-fact for WSO International. WSV Management, L.L.C. (“WSV”) is the general partner of WSVM. Reid S. Walker, G. Stacy Smith and Patrick P. Walker are principals of WSV. As a result, WSVM, WSV, and Messrs. Reid S. Walker, Patrick P. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WSO Funds. The warrants contain an issuance limitation prohibiting the holder of the warrants from exercising any portion of the warrants to the extent that after giving effect to such exercise the holder (together with the holder’s affiliates) would beneficially own in excess of 4.99% of the number of Shares outstanding immediately after giving effect to such exercise (the “4.99% Blockers”). Each of the 4.99% Blockers may be waived by the holder, at the election of the holder, upon not less than 61 days’ prior written notice to the issuer to change the beneficial ownership limitation to 9.99% of the amount of the Shares outstanding immediately after giving effect to the corresponding exercise (the “9.99% Blockers”). The 9.99% Blockers may not be waived. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, (i) Messrs. Reid S. Walker and G. Stacy Smith are deemed to beneficially own 1,622,061 Shares, or approximately 5.1% of the Shares deemed issued and outstanding as of the Reporting Date, (ii) WS Capital and WSC Management are deemed to beneficially own 1,392,020 Shares, or approximately 4.4% of the Shares deemed issued and outstanding as of the Reporting Date, and (iii) WSVM, WSV, and Mr. Patrick P. Walker are deemed to beneficially own 230,041 Shares, or approximately 0.7% of the Shares deemed issued and outstanding as of the Reporting Date. Each of the reporting persons hereby expressly disclaims membership in a “group” under Section 13(d) of the Act and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13G shall not be deemed to be an admission that any such reporting person is a member of such a group.

CUSIP No.  709754105

1	NAME OF REPORTING PERSON: I.R.S. Identification Nos. of above persons (entities only):
WS Capital Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED	5	SOLE VOTING POWER:	0*
BY EACH REPORTING PERSON	6	SHARED VOTING POWER:	1,392,020*
	7	SOLE DISPOSITIVE POWER:	0*
	8	SHARED DISPOSITIVE POWER:	1,392,020*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,392,020*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.4%*

12	TYPE OF REPORTING PERSON IA/PN

* Based on information set forth on the Form 10-K of Penwest Pharmaceuticals Co. (the “Company”) as filed with the Securities and Exchange Commission on March 17, 2008, there were 31,621,039 shares of the Company’s common stock, par value $0.001 per share (the “Shares”), issued and outstanding as of March 11, 2008. As of March 11, 2008 (the “Reporting Date”), Walker Smith Capital, L.P. (“WSC”), Walker Smith Capital (Q.P.), L.P. (“WSCQP”), Walker Smith International Fund, Ltd. (“WS International”) and HHMI Investments, L.P. (“HHMI” and collectively with WSC, WSCQP and WS International, the “WS Funds”) owned in the aggregate (i) 1,392,020 Shares, and (ii) warrants to purchase 696,010 Shares. WS Capital Management, L.P. (“WSC Management”) is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International, and the investment manager for HHMI. WS Capital, L.L.C. (“WS Capital”) is the general partner of WSC Management. Reid S. Walker and G. Stacy Smith are principals of WS Capital. As a result, WSC Management, WS Capital, and Messrs. Reid S. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WS Funds. In addition, as of the Reporting Date, WS Opportunity Fund, L.P. (“WSO”), WS Opportunity Fund (Q.P.), L.P. (“WSOQP”), and WS Opportunity Fund International, Ltd. (“WSO International” and collectively with WSO and WSOQP, the “WSO Funds”) owned in the aggregate (i) 230,041 Shares and (ii) warrants to purchase 115,021 Shares. WS Ventures Management, L.P. (“WSVM”) is the general partner of WSO and WSOQP and the agent and attorney-in-fact for WSO International. WSV Management, L.L.C. (“WSV”) is the general partner of WSVM. Reid S. Walker, G. Stacy Smith and Patrick P. Walker are principals of WSV. As a result, WSVM, WSV, and Messrs. Reid S. Walker, Patrick P. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WSO Funds. The warrants contain an issuance limitation prohibiting the holder of the warrants from exercising any portion of the warrants to the extent that after giving effect to such exercise the holder (together with the holder’s affiliates) would beneficially own in excess of 4.99% of the number of Shares outstanding immediately after giving effect to such exercise (the “4.99% Blockers”). Each of the 4.99% Blockers may be waived by the holder, at the election of the holder, upon not less than 61 days’ prior written notice to the issuer to change the beneficial ownership limitation to 9.99% of the amount of the Shares outstanding immediately after giving effect to the corresponding exercise (the “9.99% Blockers”). The 9.99% Blockers may not be waived. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, (i) Messrs. Reid S. Walker and G. Stacy Smith are deemed to beneficially own 1,622,061 Shares, or approximately 5.1% of the Shares deemed issued and outstanding as of the Reporting Date, (ii) WS Capital and WSC Management are deemed to beneficially own 1,392,020 Shares, or approximately 4.4% of the Shares deemed issued and outstanding as of the Reporting Date, and (iii) WSVM, WSV, and Mr. Patrick P. Walker are deemed to beneficially own 230,041 Shares, or approximately 0.7% of the Shares deemed issued and outstanding as of the Reporting Date. Each of the reporting persons hereby expressly disclaims membership in a “group” under Section 13(d) of the Act and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13G shall not be deemed to be an admission that any such reporting person is a member of such a group.

CUSIP No.  709754105

1	NAME OF REPORTING PERSON: I.R.S. Identification Nos. of above persons (entities only):
WSV Management, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED	5	SOLE VOTING POWER:	0*
BY EACH REPORTING PERSON	6	SHARED VOTING POWER:	230,041*
	7	SOLE DISPOSITIVE POWER:	0*
	8	SHARED DISPOSITIVE POWER:	230,041*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
230,041*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.7%*

12	TYPE OF REPORTING PERSON HC/OO

* Based on information set forth on the Form 10-K of Penwest Pharmaceuticals Co. (the “Company”) as filed with the Securities and Exchange Commission on March 17, 2008, there were 31,621,039 shares of the Company’s common stock, par value $0.001 per share (the “Shares”), issued and outstanding as of March 11, 2008. As of March 11, 2008 (the “Reporting Date”), Walker Smith Capital, L.P. (“WSC”), Walker Smith Capital (Q.P.), L.P. (“WSCQP”), Walker Smith International Fund, Ltd. (“WS International”) and HHMI Investments, L.P. (“HHMI” and collectively with WSC, WSCQP and WS International, the “WS Funds”) owned in the aggregate (i) 1,392,020 Shares, and (ii) warrants to purchase 696,010 Shares. WS Capital Management, L.P. (“WSC Management”) is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International, and the investment manager for HHMI. WS Capital, L.L.C. (“WS Capital”) is the general partner of WSC Management. Reid S. Walker and G. Stacy Smith are principals of WS Capital. As a result, WSC Management, WS Capital, and Messrs. Reid S. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WS Funds. In addition, as of the Reporting Date, WS Opportunity Fund, L.P. (“WSO”), WS Opportunity Fund (Q.P.), L.P. (“WSOQP”), and WS Opportunity Fund International, Ltd. (“WSO International” and collectively with WSO and WSOQP, the “WSO Funds”) owned in the aggregate (i) 230,041 Shares and (ii) warrants to purchase 115,021 Shares. WS Ventures Management, L.P. (“WSVM”) is the general partner of WSO and WSOQP and the agent and attorney-in-fact for WSO International. WSV Management, L.L.C. (“WSV”) is the general partner of WSVM. Reid S. Walker, G. Stacy Smith and Patrick P. Walker are principals of WSV. As a result, WSVM, WSV, and Messrs. Reid S. Walker, Patrick P. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WSO Funds. The warrants contain an issuance limitation prohibiting the holder of the warrants from exercising any portion of the warrants to the extent that after giving effect to such exercise the holder (together with the holder’s affiliates) would beneficially own in excess of 4.99% of the number of Shares outstanding immediately after giving effect to such exercise (the “4.99% Blockers”). Each of the 4.99% Blockers may be waived by the holder, at the election of the holder, upon not less than 61 days’ prior written notice to the issuer to change the beneficial ownership limitation to 9.99% of the amount of the Shares outstanding immediately after giving effect to the corresponding exercise (the “9.99% Blockers”). The 9.99% Blockers may not be waived. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, (i) Messrs. Reid S. Walker and G. Stacy Smith are deemed to beneficially own 1,622,061 Shares, or approximately 5.1% of the Shares deemed issued and outstanding as of the Reporting Date, (ii) WS Capital and WSC Management are deemed to beneficially own 1,392,020 Shares, or approximately 4.4% of the Shares deemed issued and outstanding as of the Reporting Date, and (iii) WSVM, WSV, and Mr. Patrick P. Walker are deemed to beneficially own 230,041 Shares, or approximately 0.7% of the Shares deemed issued and outstanding as of the Reporting Date. Each of the reporting persons hereby expressly disclaims membership in a “group” under Section 13(d) of the Act and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13G shall not be deemed to be an admission that any such reporting person is a member of such a group.

CUSIP No. 709754105

1	NAME OF REPORTING PERSON: I.R.S. Identification Nos. of above persons (entities only):
WS Ventures Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED	5	SOLE VOTING POWER:	0*
BY EACH REPORTING PERSON	6	SHARED VOTING POWER:	230,041*
	7	SOLE DISPOSITIVE POWER:	0*
	8	SHARED DISPOSITIVE POWER:	230,041*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
230,041*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.7%*

12	TYPE OF REPORTING PERSON IA/PN

* Based on information set forth on the Form 10-K of Penwest Pharmaceuticals Co. (the “Company”) as filed with the Securities and Exchange Commission on March 17, 2008, there were 31,621,039 shares of the Company’s common stock, par value $0.001 per share (the “Shares”), issued and outstanding as of March 11, 2008. As of March 11, 2008 (the “Reporting Date”), Walker Smith Capital, L.P. (“WSC”), Walker Smith Capital (Q.P.), L.P. (“WSCQP”), Walker Smith International Fund, Ltd. (“WS International”) and HHMI Investments, L.P. (“HHMI” and collectively with WSC, WSCQP and WS International, the “WS Funds”) owned in the aggregate (i) 1,392,020 Shares, and (ii) warrants to purchase 696,010 Shares. WS Capital Management, L.P. (“WSC Management”) is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International, and the investment manager for HHMI. WS Capital, L.L.C. (“WS Capital”) is the general partner of WSC Management. Reid S. Walker and G. Stacy Smith are principals of WS Capital. As a result, WSC Management, WS Capital, and Messrs. Reid S. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WS Funds. In addition, as of the Reporting Date, WS Opportunity Fund, L.P. (“WSO”), WS Opportunity Fund (Q.P.), L.P. (“WSOQP”), and WS Opportunity Fund International, Ltd. (“WSO International” and collectively with WSO and WSOQP, the “WSO Funds”) owned in the aggregate (i) 230,041 Shares and (ii) warrants to purchase 115,021 Shares. WS Ventures Management, L.P. (“WSVM”) is the general partner of WSO and WSOQP and the agent and attorney-in-fact for WSO International. WSV Management, L.L.C. (“WSV”) is the general partner of WSVM. Reid S. Walker, G. Stacy Smith and Patrick P. Walker are principals of WSV. As a result, WSVM, WSV, and Messrs. Reid S. Walker, Patrick P. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WSO Funds. The warrants contain an issuance limitation prohibiting the holder of the warrants from exercising any portion of the warrants to the extent that after giving effect to such exercise the holder (together with the holder’s affiliates) would beneficially own in excess of 4.99% of the number of Shares outstanding immediately after giving effect to such exercise (the “4.99% Blockers”). Each of the 4.99% Blockers may be waived by the holder, at the election of the holder, upon not less than 61 days’ prior written notice to the issuer to change the beneficial ownership limitation to 9.99% of the amount of the Shares outstanding immediately after giving effect to the corresponding exercise (the “9.99% Blockers”). The 9.99% Blockers may not be waived. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, (i) Messrs. Reid S. Walker and G. Stacy Smith are deemed to beneficially own 1,622,061 Shares, or approximately 5.1% of the Shares deemed issued and outstanding as of the Reporting Date, (ii) WS Capital and WSC Management are deemed to beneficially own 1,392,020 Shares, or approximately 4.4% of the Shares deemed issued and outstanding as of the Reporting Date, and (iii) WSVM, WSV, and Mr. Patrick P. Walker are deemed to beneficially own 230,041 Shares, or approximately 0.7% of the Shares deemed issued and outstanding as of the Reporting Date. Each of the reporting persons hereby expressly disclaims membership in a “group” under Section 13(d) of the Act and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13G shall not be deemed to be an admission that any such reporting person is a member of such a group.

CUSIP No. 709754105

1	NAME OF REPORTING PERSON: I.R.S. Identification Nos. of above persons (entities only):
Reid S. Walker

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATIONUnited States

NUMBER OF SHARES BENEFICIALLY OWNED	5	SOLE VOTING POWER:	0*
BY EACH REPORTING PERSON	6	SHARED VOTING POWER:	1,622,061*
	7	SOLE DISPOSITIVE POWER:	0*
	8	SHARED DISPOSITIVE POWER:	1,622,061*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,622,061*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.1%*

12	TYPE OF REPORTING PERSON IN

* Based on information set forth on the Form 10-K of Penwest Pharmaceuticals Co. (the “Company”) as filed with the Securities and Exchange Commission on March 17, 2008, there were 31,621,039 shares of the Company’s common stock, par value $0.001 per share (the “Shares”), issued and outstanding as of March 11, 2008. As of March 11, 2008 (the “Reporting Date”), Walker Smith Capital, L.P. (“WSC”), Walker Smith Capital (Q.P.), L.P. (“WSCQP”), Walker Smith International Fund, Ltd. (“WS International”) and HHMI Investments, L.P. (“HHMI” and collectively with WSC, WSCQP and WS International, the “WS Funds”) owned in the aggregate (i) 1,392,020 Shares, and (ii) warrants to purchase 696,010 Shares. WS Capital Management, L.P. (“WSC Management”) is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International, and the investment manager for HHMI. WS Capital, L.L.C. (“WS Capital”) is the general partner of WSC Management. Reid S. Walker and G. Stacy Smith are principals of WS Capital. As a result, WSC Management, WS Capital, and Messrs. Reid S. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WS Funds. In addition, as of the Reporting Date, WS Opportunity Fund, L.P. (“WSO”), WS Opportunity Fund (Q.P.), L.P. (“WSOQP”), and WS Opportunity Fund International, Ltd. (“WSO International” and collectively with WSO and WSOQP, the “WSO Funds”) owned in the aggregate (i) 230,041 Shares and (ii) warrants to purchase 115,021 Shares. WS Ventures Management, L.P. (“WSVM”) is the general partner of WSO and WSOQP and the agent and attorney-in-fact for WSO International. WSV Management, L.L.C. (“WSV”) is the general partner of WSVM. Reid S. Walker, G. Stacy Smith and Patrick P. Walker are principals of WSV. As a result, WSVM, WSV, and Messrs. Reid S. Walker, Patrick P. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WSO Funds. The warrants contain an issuance limitation prohibiting the holder of the warrants from exercising any portion of the warrants to the extent that after giving effect to such exercise the holder (together with the holder’s affiliates) would beneficially own in excess of 4.99% of the number of Shares outstanding immediately after giving effect to such exercise (the “4.99% Blockers”). Each of the 4.99% Blockers may be waived by the holder, at the election of the holder, upon not less than 61 days’ prior written notice to the issuer to change the beneficial ownership limitation to 9.99% of the amount of the Shares outstanding immediately after giving effect to the corresponding exercise (the “9.99% Blockers”). The 9.99% Blockers may not be waived. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, (i) Messrs. Reid S. Walker and G. Stacy Smith are deemed to beneficially own 1,622,061 Shares, or approximately 5.1% of the Shares deemed issued and outstanding as of the Reporting Date, (ii) WS Capital and WSC Management are deemed to beneficially own 1,392,020 Shares, or approximately 4.4% of the Shares deemed issued and outstanding as of the Reporting Date, and (iii) WSVM, WSV, and Mr. Patrick P. Walker are deemed to beneficially own 230,041 Shares, or approximately 0.7% of the Shares deemed issued and outstanding as of the Reporting Date. Each of the reporting persons hereby expressly disclaims membership in a “group” under Section 13(d) of the Act and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13G shall not be deemed to be an admission that any such reporting person is a member of such a group.

CUSIP No. 709754105

1	NAME OF REPORTING PERSON: I.R.S. Identification Nos. of above persons (entities only):
G. Stacy Smith

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATIONUnited States

NUMBER OF SHARES BENEFICIALLY OWNED	5	SOLE VOTING POWER:	0*
BY EACH REPORTING PERSON	6	SHARED VOTING POWER:	1,622,061*
	7	SOLE DISPOSITIVE POWER:	0*
	8	SHARED DISPOSITIVE POWER:	1,622,061*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,622,061*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.1%*

12	TYPE OF REPORTING PERSON IN

* Based on information set forth on the Form 10-K of Penwest Pharmaceuticals Co. (the “Company”) as filed with the Securities and Exchange Commission on March 17, 2008, there were 31,621,039 shares of the Company’s common stock, par value $0.001 per share (the “Shares”), issued and outstanding as of March 11, 2008. As of March 11, 2008 (the “Reporting Date”), Walker Smith Capital, L.P. (“WSC”), Walker Smith Capital (Q.P.), L.P. (“WSCQP”), Walker Smith International Fund, Ltd. (“WS International”) and HHMI Investments, L.P. (“HHMI” and collectively with WSC, WSCQP and WS International, the “WS Funds”) owned in the aggregate (i) 1,392,020 Shares, and (ii) warrants to purchase 696,010 Shares. WS Capital Management, L.P. (“WSC Management”) is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International, and the investment manager for HHMI. WS Capital, L.L.C. (“WS Capital”) is the general partner of WSC Management. Reid S. Walker and G. Stacy Smith are principals of WS Capital. As a result, WSC Management, WS Capital, and Messrs. Reid S. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WS Funds. In addition, as of the Reporting Date, WS Opportunity Fund, L.P. (“WSO”), WS Opportunity Fund (Q.P.), L.P. (“WSOQP”), and WS Opportunity Fund International, Ltd. (“WSO International” and collectively with WSO and WSOQP, the “WSO Funds”) owned in the aggregate (i) 230,041 Shares and (ii) warrants to purchase 115,021 Shares. WS Ventures Management, L.P. (“WSVM”) is the general partner of WSO and WSOQP and the agent and attorney-in-fact for WSO International. WSV Management, L.L.C. (“WSV”) is the general partner of WSVM. Reid S. Walker, G. Stacy Smith and Patrick P. Walker are principals of WSV. As a result, WSVM, WSV, and Messrs. Reid S. Walker, Patrick P. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WSO Funds. The warrants contain an issuance limitation prohibiting the holder of the warrants from exercising any portion of the warrants to the extent that after giving effect to such exercise the holder (together with the holder’s affiliates) would beneficially own in excess of 4.99% of the number of Shares outstanding immediately after giving effect to such exercise (the “4.99% Blockers”). Each of the 4.99% Blockers may be waived by the holder, at the election of the holder, upon not less than 61 days’ prior written notice to the issuer to change the beneficial ownership limitation to 9.99% of the amount of the Shares outstanding immediately after giving effect to the corresponding exercise (the “9.99% Blockers”). The 9.99% Blockers may not be waived. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, (i) Messrs. Reid S. Walker and G. Stacy Smith are deemed to beneficially own 1,622,061 Shares, or approximately 5.1% of the Shares deemed issued and outstanding as of the Reporting Date, (ii) WS Capital and WSC Management are deemed to beneficially own 1,392,020 Shares, or approximately 4.4% of the Shares deemed issued and outstanding as of the Reporting Date, and (iii) WSVM, WSV, and Mr. Patrick P. Walker are deemed to beneficially own 230,041 Shares, or approximately 0.7% of the Shares deemed issued and outstanding as of the Reporting Date. Each of the reporting persons hereby expressly disclaims membership in a “group” under Section 13(d) of the Act and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13G shall not be deemed to be an admission that any such reporting person is a member of such a group.

CUSIP NO. 709754105

1	NAME OF REPORTING PERSON: I.R.S. Identification Nos. of Above Persons (entities only):
Patrick P. Walker

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED	5	SOLE VOTING POWER:	0*
BY EACH REPORTING PERSON	6	SHARED VOTING POWER:	230,041*
	7	SOLE DISPOSITIVE POWER:	0*
	8	SHARED DISPOSITIVE POWER:	230,041*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
230,041*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.7%*

12	TYPE OF REPORTING PERSON IN

* Based on information set forth on the Form 10-K of Penwest Pharmaceuticals Co. (the “Company”) as filed with the Securities and Exchange Commission on March 17, 2008, there were 31,621,039 shares of the Company’s common stock, par value $0.001 per share (the “Shares”), issued and outstanding as of March 11, 2008. As of March 11, 2008 (the “Reporting Date”), Walker Smith Capital, L.P. (“WSC”), Walker Smith Capital (Q.P.), L.P. (“WSCQP”), Walker Smith International Fund, Ltd. (“WS International”) and HHMI Investments, L.P. (“HHMI” and collectively with WSC, WSCQP and WS International, the “WS Funds”) owned in the aggregate (i) 1,392,020 Shares, and (ii) warrants to purchase 696,010 Shares. WS Capital Management, L.P. (“WSC Management”) is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International, and the investment manager for HHMI. WS Capital, L.L.C. (“WS Capital”) is the general partner of WSC Management. Reid S. Walker and G. Stacy Smith are principals of WS Capital. As a result, WSC Management, WS Capital, and Messrs. Reid S. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WS Funds. In addition, as of the Reporting Date, WS Opportunity Fund, L.P. (“WSO”), WS Opportunity Fund (Q.P.), L.P. (“WSOQP”), and WS Opportunity Fund International, Ltd. (“WSO International” and collectively with WSO and WSOQP, the “WSO Funds”) owned in the aggregate (i) 230,041 Shares and (ii) warrants to purchase 115,021 Shares. WS Ventures Management, L.P. (“WSVM”) is the general partner of WSO and WSOQP and the agent and attorney-in-fact for WSO International. WSV Management, L.L.C. (“WSV”) is the general partner of WSVM. Reid S. Walker, G. Stacy Smith and Patrick P. Walker are principals of WSV. As a result, WSVM, WSV, and Messrs. Reid S. Walker, Patrick P. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WSO Funds. The warrants contain an issuance limitation prohibiting the holder of the warrants from exercising any portion of the warrants to the extent that after giving effect to such exercise the holder (together with the holder’s affiliates) would beneficially own in excess of 4.99% of the number of Shares outstanding immediately after giving effect to such exercise (the “4.99% Blockers”). Each of the 4.99% Blockers may be waived by the holder, at the election of the holder, upon not less than 61 days’ prior written notice to the issuer to change the beneficial ownership limitation to 9.99% of the amount of the Shares outstanding immediately after giving effect to the corresponding exercise (the “9.99% Blockers”). The 9.99% Blockers may not be waived. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, (i) Messrs. Reid S. Walker and G. Stacy Smith are deemed to beneficially own 1,622,061 Shares, or approximately 5.1% of the Shares deemed issued and outstanding as of the Reporting Date, (ii) WS Capital and WSC Management are deemed to beneficially own 1,392,020 Shares, or approximately 4.4% of the Shares deemed issued and outstanding as of the Reporting Date, and (iii) WSVM, WSV, and Mr. Patrick P. Walker are deemed to beneficially own 230,041 Shares, or approximately 0.7% of the Shares deemed issued and outstanding as of the Reporting Date. Each of the reporting persons hereby expressly disclaims membership in a “group” under Section 13(d) of the Act and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13G shall not be deemed to be an admission that any such reporting person is a member of such a group.

Item 1(a).	Name of Issuer: Penwest Pharmaceuticals Co.

Item 1(b).	Address of Issuer's Principal Executive Offices: 39 Old Ridgebury Road, Suite 11 Danbury, Connecticut 06810

Item 2(a).	Name of Person Filing: WS Capital, L.L.C. WS Capital Management, L.P. WSV Management, L.L.C. WS Ventures Management, L.P. Reid S. Walker G. Stacy Smith Patrick P. Walker

Item 2(b).	Address of Principal Business Office or if none, Residence: 300 Crescent Court, Suite 1111 Dallas, Texas 75201

Item 2(c).	Citizenship:
	WS Capital, L.L.C.	Texas
	WS Capital Management, L.P.	Texas
	WSV Management, L.L.C.	Texas
	WS Ventures Management, L.P.	Texas
	Reid S. Walker	United States
	G. Stacy Smith	United States
	Patrick P. Walker	United States

Item 2(d).	Title of Class of Securities: Common Stock, par value $0.001 per share

Item 2(e).	CUSIP Number: 709754105

Item 3.	Not Applicable.

Item 4.	Ownership

(a)	Amount Beneficially Owned:
	WS Capital, L.L.C.	1,392,020*
	WS Capital Management, L.P.	1,392,020*
	WSV Management, L.L.C.	230,041*
	WS Ventures Management, L.P.	230,041*
	Reid S. Walker	1,622,061*
	G. Stacy Smith	1,622,061*
	Patrick P. Walker	230,041*

(b)	Percent of Class:
	WS Capital, L.L.C.	4.4%*
	WS Capital Management, L.P.	4.4%*
	WSV Management, L.L.C.	0.7%*
	WS Ventures Management, L.P.	0.7%*
	Reid S. Walker	5.1%*
	G. Stacy Smith	5.1%*
	Patrick P. Walker	0.7%*

(c)	Number of Shares as to which such person has:

	(i) sole power to vote or to direct the vote:	0*

* Based on information set forth on the Form 10-K of Penwest Pharmaceuticals Co. (the “Company”) as filed with the Securities and Exchange Commission (the “Commission”) on March 17, 2008, there were 31,621,039 shares of the Company’s common stock, par value $0.001 per share (the “Shares”), issued and outstanding as of March 11, 2008. As of March 11, 2008 (the “Reporting Date”), Walker Smith Capital, L.P. (“WSC”), Walker Smith Capital (Q.P.), L.P. (“WSCQP”), Walker Smith International Fund, Ltd. (“WS International”) and HHMI Investments, L.P. (“HHMI” and collectively with WSC, WSCQP and WS International, the “WS Funds”) owned in the aggregate (i) 1,392,020 Shares, and (ii) warrants to purchase 696,010 Shares. WS Capital Management, L.P. (“WSC Management”) is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International, and the investment manager for HHMI. WS Capital, L.L.C. (“WS Capital”) is the general partner of WSC Management. Reid S. Walker and G. Stacy Smith are principals of WS Capital. As a result, WSC Management, WS Capital, and Messrs. Reid S. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WS Funds. In addition, as of the Reporting Date, WS Opportunity Fund, L.P. (“WSO”), WS Opportunity Fund (Q.P.), L.P. (“WSOQP”), and WS Opportunity Fund International, Ltd. (“WSO International” and collectively with WSO and WSOQP, the “WSO Funds”) owned in the aggregate (i) 230,041 Shares and (ii) warrants to purchase 115,021 Shares. WS Ventures Management, L.P. (“WSVM”) is the general partner of WSO and WSOQP and the agent and attorney-in-fact for WSO International. WSV Management, L.L.C. (“WSV”) is the general partner of WSVM. Reid S. Walker, G. Stacy Smith and Patrick P. Walker are principals of WSV. As a result, WSVM, WSV, and Messrs. Reid S. Walker, Patrick P. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WSO Funds. The warrants contain an issuance limitation prohibiting the holder of the warrants from exercising any portion of the warrants to the extent that after giving effect to such exercise the holder (together with the holder’s affiliates) would beneficially own in excess of 4.99% of the number of Shares outstanding immediately after giving effect to such exercise (the “4.99% Blockers”). Each of the 4.99% Blockers may be waived by the holder, at the election of the holder, upon not less than 61 days’ prior written notice to the issuer to change the beneficial ownership limitation to 9.99% of the amount of the Shares outstanding immediately after giving effect to the corresponding exercise (the “9.99% Blockers”). The 9.99% Blockers may not be waived. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, (i) Messrs. Reid S. Walker and G. Stacy Smith are deemed to beneficially own 1,622,061 Shares, or approximately 5.1% of the Shares deemed issued and outstanding as of the Reporting Date, (ii) WS Capital and WSC Management are deemed to beneficially own 1,392,020 Shares, or approximately 4.4% of the Shares deemed issued and outstanding as of the Reporting Date, and (iii) WSVM, WSV, and Mr. Patrick P. Walker are deemed to beneficially own 230,041 Shares, or approximately 0.7% of the Shares deemed issued and outstanding as of the Reporting Date. Each of the reporting persons hereby expressly disclaims membership in a “group” under Section 13(d) of the Act and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13G shall not be deemed to be an admission that any such reporting person is a member of such a group.

(ii)	shared power to vote or to direct the vote:
	WS Capital, L.L.C.	1,392,020*
	WS Capital Management, L.P.	1,392,020*
	WSV Management, L.L.C.	230,041*
	WS Ventures Management, L.P.	230,041*
	Reid S. Walker	1,622,061*
	G. Stacy Smith	1,622,061*
	Patrick P. Walker	230,041*

(iii)	sole power to dispose or to direct the disposition of:	0*

(iv)	shared power to dispose or to direct the disposition of:
	WS Capital, L.L.C.	1,392,020*
	WS Capital Management, L.P.	1,392,020*
	WSV Management, L.L.C.	230,041*
	WS Ventures Management, L.P.	230,041*
	Reid S. Walker	1,622,061*
	G. Stacy Smith	1,622,061*
	Patrick P. Walker	230,041*

* Based on information set forth on the Form 10-K of the Company as filed with the Commission on March 17, 2008, there were 31,621,039 Shares, issued and outstanding as of the Reporting Date. As the Reporting Date, the WS Funds owned in the aggregate (i) 1,392,020 Shares, and (ii) warrants to purchase 696,010 Shares. WSC Management is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International, and the investment manager for HHMI. WS Capital is the general partner of WSC Management. Reid S. Walker and G. Stacy Smith are principals of WS Capital. As a result, WSC Management, WS Capital, and Messrs. Reid S. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WS Funds. In addition, as of the Reporting Date, the WSO Funds owned in the aggregate (i) 230,041 Shares and (ii) warrants to purchase 115,021 Shares. WSVM is the general partner of WSO and WSOQP and the agent and attorney-in-fact for WSO International. WSV is the general partner of WSVM. Reid S. Walker, G. Stacy Smith and Patrick P. Walker are principals of WSV. As a result, WSVM, WSV, and Messrs. Reid S. Walker, Patrick P. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WSO Funds. The warrants contain 4.99% Blockers. Each of the 4.99% Blockers may be waived by the holder, at the election of the holder, upon not less than 61 days’ prior written notice to the issuer to change the 4.99% Blockers to 9.99% Blockers. The 9.99% Blockers may not be waived. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, (i) Messrs. Reid S. Walker and G. Stacy Smith are deemed to beneficially own 1,622,061 Shares, or approximately 5.1% of the Shares deemed issued and outstanding as of the Reporting Date, (ii) WS Capital and WSC Management are deemed to beneficially own 1,392,020 Shares, or approximately 4.4% of the Shares deemed issued and outstanding as of the Reporting Date, and (iii) WSVM, WSV, and Mr. Patrick P. Walker are deemed to beneficially own 230,041 Shares, or approximately 0.7% of the Shares deemed issued and outstanding as of the Reporting Date. Each of the reporting persons hereby expressly disclaims membership in a “group” under Section 13(d) of the Act and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13G shall not be deemed to be an admission that any such reporting person is a member of such a group.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 15, 2008

WS CAPITAL, L.L.C.

By:	/s/ Reid S. Walker

Reid S. Walker, Member

WS CAPITAL MANAGEMENT, L.P.

By:	WS Capital, L.L.C., its general partner

By:	/s/ Reid S. Walker

Reid S. Walker, Member

WSV MANAGEMENT, L.L.C.

By:	/s/ Reid S. Walker

Reid S. Walker, Member

WS VENTURES MANAGEMENT, L.P.

By:	WSV Management, L.L.C., its general partner

By:	/s/ Reid S. Walker

Reid S. Walker, Member

/s/ Reid S. Walker

REID S. WALKER

/s/ G. Stacy Smith

G. STACY SMITH

/s/ Patrick P. Walker

PATRICK P. WALKER

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them a Statement on Schedule 13G (including amendments thereto) with regard to the common stock of Penwest Pharmaceuticals Co. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of September 15, 2008.

WS CAPITAL, L.L.C.

By:	/s/ Reid S. Walker

Reid S. Walker, Member

WS CAPITAL MANAGEMENT, L.P.

By:	WS Capital, L.L.C., its general partner

By:	/s/ Reid S. Walker

Reid S. Walker, Member

WSV MANAGEMENT, L.L.C.

By:	/s/ Reid S. Walker

Reid S. Walker, Member

WS VENTURES MANAGEMENT, L.P.

By:	WSV Management, L.L.C., its general partner

By:	/s/ Reid S. Walker

Reid S. Walker, Member

/s/ Reid S. Walker

REID S. WALKER

/s/ G. Stacy Smith

G. STACY SMITH

/s/ Patrick P. Walker

PATRICK P. WALKER